

Igor Lychagov · 3rd

Serial Technology Entrepreneur, Founder and Investor.

Lucerne, Lucerne, Switzerland · Contact info

183 connections

Message | + Follow | More

Activity

213 followers

Igor hasn't posted lately

Igor's recent posts and comments will be displayed here.

Show all activity →

Experience

Co-Founder
Ornament Health AG · Full-time
Jan 2019 - Present · 3 yrs 9 mos
Switzerland

Investor, Board Member
Caeli Nova · Part-time
Aug 2021 - Present · 1 yr 2 mos
Switzerland

Lead Investor, Board Member
SelfDecode · Part-time
Apr 2021 - Present · 1 yr 6 mos
United States

Lead Investor, Board Member
Spiden · Part-time
Apr 2021 - Present · 1 yr 6 mos
Pfäffikon, Zurich, Switzerland

Lead Investor, Board Member
Rezolve Limited · Part-time
Sep 2019 - Present · 3 yrs 1 mo
London, England, United Kingdom

Show all 6 experiences →

Education

Stanford University Graduate School of Business
2021 - 2021

Interests

Companies | Groups | Schools

Ornament Health AG
312 followers

Green Grid Inc.
641 followers

Show all 8 companies →